August 11, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.

Preliminary Proxy Statement on Schedule 14A

Amended July 28, 2011

File No. 000-52213

Dear Mr. Mancuso:

Reference is made to the response letter (the “Response Letter”) submitted on August 11, 2011 by Katten Muchin Rosenman LLP, counsel to Power Solutions International, Inc. (the “Company”), on the Company’s behalf, in response to your letter of comment dated August 10, 2011 relating to the above-referenced Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection therewith, the Company filed on August 11, 2011 with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Proxy Statement (the “Amendment”).

In connection with the submission of the Response Letter and the filing of the Amendment, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Power Solutions International, Inc.

/s/ Thomas J. Somodi

Thomas J. Somodi, Chief Operating

Officer and Chief Financial Officer

cc:	Mr. Gary S. Winemaster, Chief Executive Officer and President

Mark D. Wood, Katten Muchin Rosenman LLP